RBC **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

04.09.2006

06016700

RECEIVED
2006 SEP 11 P 12:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

SUPPL

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

A press release: 'RBC acquires controlling stake in international publishing holding'.

PROCESSED
SEP 11 2006
THOMSON
FINANCIAL

Sincerely yours,

p.p.

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC acquires controlling stake in international publishing holding

Moscow, September 4, 2006. – Today RBC Information Systems (**RTS, MICEX: RBCI**) announced the acquisition of a 60% stake in EDI S PRESS Holding, the international publishing company. The holding owns two publishing houses in Russia - Salon-Press and Luxury Media, and Formax Publications in Ukraine.

Salon-Press is an indisputable leader in the rapidly growing market of architecture and design publications and is ranked among Russia's top twenty largest magazine publishers in terms of combined single issue circulation of all titles[1]. Salon-Press publishes *Salon Interior, Idei Vashego Doma* and *Interior Digest* magazines, the *Interyer-Magazin* catalogue, as well as supplements, special editions and annual surveys dedicated to architecture, design and construction. Salon-Press also runs ivd.ru, salon.ru, inmag.ru and interior-digest.ru, the Internet versions of its flagship titles, which also occupy a leadership position in respective online niches. Luxury Media operates in the luxury press segment and publishes the *FOUR SEASONS, Mercedes magazin,* and *In Moscow* magazines. The client base of both companies consists of over 1,300 advertisers.

As a result of the completed transaction, RBC acquired 60% of shares in EDI S PRESS Holding, with total revenue exceeding $20m in 2005. The acquisition multiple reached 1.9 on a price-to-sales 2005 basis, including a premium paid for control and the top market position. RBC also has an option to buy the remaining 40% until the end of 2008.

"The acquisition of EDI S PRESS Holding brings a significant expansion of RBC's position in the booming magazine industry and gives a strong foothold for our further growth in the print media segment. We are truly excited to work with such an excellent team, and I am convinced that we will achieve the maximum benefit for our companies. In particular, we are already working on new media projects, some of which will be launched this fall. Considering the tendency of the print media to go online, we also see a tremendous opportunity for developing Salon-Press's existing Internet resources and starting new online projects," said RBC Chairman and CEO German Kaplun.

"We are extremely delighted to become part of a large media company, which opens up totally new horizons for our further growth," said Yevgeny Filimonov, one of the founders of Salon-Press. "We see a lot of potential synergies between the products of Salon-Press, Luxury Media and RBC's projects. The absence of overlap between our products amid similar characteristics of our audiences allows avoiding internal competition and enables us to maximize combined experience accumulated by our companies for more than a 10-year history of successful operations. We are positive that the partnership with RBC will strengthen the leading position

[1] Based on statistics of the Guild of Periodical Press Publishers (GPPP), July-August 2006

of our titles. The founders of Salon-Press intend to continue working for the company," Filimonov added.

Sergei Shustov, one of the original shareholders, will head Salon-Press as a General Director. RBC's Konstantin Ryasentsev has joined Salon-Press as the Chairman of the Board of Directors.

About RBC

OAO RBC Information Systems (*RTC, MICEX: RBCI*) is a leading Russian mass media and information technology group. As a media company, RBC comprises an information agency, Russia's first business television station, electronic newspapers, business and other specialized Internet resources, the *RBC* and *CNews* magazines). Being a leading provider of business information to the Russia-speaking audiences, RBC broadcasts the largest volume of financial and economic data and news materials on Russia and the CIS, as well as highlights international events.

About EDI S PRESS Holding

EDI S PRESS Holding owns the following publishing companies:

Salon-Press is the first Russian publishing house specializing in architecture, interior design and construction. It issues the *SALON Interior, Idei Vashego Doma, Interior Digest* magazines, the *Interyer-Magazin* catalogue, special issues of *Idei Vashego Doma* (*Svoi Dom, Kuhni, Vannye Komnaty*), supplements to *SALON Interior* (*Technomania, Décor, Podarki, Zagorodniy Dom*) and the *Chastniy Interior. Saint-Petersburg* regional magazine.

LUXURY MEDIA is a Russian publishing house operating in the rapidly growing luxury press segment. It owns the following titles: *FOUR SEASONS, Mercedes magazine, Mercedes-Benz Classic* and *In Moscow.*

FORMAX PUBLICATIONS – a company established in cooperation with KP Publications, one of the largest Ukrainian publishing groups. EDI S PRESS Holding has a controlling interest in Formax Publications, which publishes the most popular magazines dedicated to architecture and interior design in Ukraine.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com